Advanced Nutraceuticals, Inc.
106 South University Boulevard, Unit 14
Denver, CO 80209

Abby Adams
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  RE:
  Advanced Nutraceuticals, Inc. ("ANI")
  Schedule TO-I (the "Filing")
  Filed July 26, 2005

Dear Ms. Adams:

        In connection with above-referenced filing, we hereby acknowledge that:

  •
  ANI is responsible for the adequacy and accuracy of the disclosure in the Filing;

  •
  Comments or changes to the disclosure in response to Staff comments reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

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  ANI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory Pusey

Gregory Pusey
President and Chief Executive Officer